SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
AVOCATS A LA COUR
68, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS
TEL: +33 (0) 1 55 27 11 00
FAX: +33 (0) 1 55 27 11 99
http://www.skadden.com

AVOCATS A LA COUR
ASSOCIÉS
PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAKER

COUNSEL
PASCAL BINE
BÉATRICE LABBOZ
LAURENCE MITROVIC

Nº DE VESTIAIRE : J037

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November 18, 2002

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

In preparing our most recent 12g3-2(b) filing, two translation errors were brought to our attention in connection with previous filings.

In our letter dated August 26, 2002, we wrote "at a comparable scope of consolidation, the Company's revenues from activities outside of France declined to 84.9% of the Company's consolidated revenues, from 85.2% of such consolidated revenues for the comparable period in 2001." This should have read "at a comparable scope of consolidation, the Company's revenues from activities outside of France rose to 85.2% of the Company's consolidated revenues, from 84.9% of such consolidated revenues for the comparable period in 2001."

In our letter dated May 22, 2002, we wrote "at a constant scope of conslolidation, revenues from activities outside of France fell to 84.3% in the first quarter of 2002 of the Group's consolidated revenues, as compared with €85.1% [sic] during the same period in 2001." This should have read "at a constant scope of conslolidation, revenues from activities outside of France rose to 85.1% in the first quarter of 2002 of the Group's consolidated revenues, as compared with 84.3% during the same period in 2001."

dlw 11/26

For convenience we are resubmitting our earlier letters, together with the original French language text that was summarized therein.

Yours sincerely,

Eden Quainton

Enc.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
AVOCATS A LA COUR
68, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS

TEL: +33 (0) 1 55 27 11 00
FAX: +33 (0) 1 55 27 11 99
http://www.skadden.com

August 26, 2002

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

Enclosed please find a statement of the Company's consolidated revenues for the second trimester of 2002. The statement indicates that, at its current scope of consolidation, the Company's consolidated revenues reached €4.58 billion as compared with €4.93 billion for the comparable period in 2001. For the activities of Schneider Electric Industries AS.A. (Merlin Gerin, Telemecanique, Square D, Modicon), the decline in revenues at constant exchange rates and a constant scope of consolidation was 8.4%.

At a comparable scope of consolidation, the Company's revenues from activities outside of France declined to 84.9% of the Company's consolidated revenues, from 85.2% of such consolidated revenues for the comparable period in 2001.

Yours sincerely,

Eden Quainton

Enc.

Schneider Electric

SCHNEIDER ELECTRIC SA

Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE POUR LE SECOND TRIMESTRE 2002
(en millions d'euros)

	2002	**2001** (à périmètre comparable)	**2001**
Premier trimestre	2 247	2 452	2 417
Deuxième trimestre	2 329	2 541	2 516
Total	4 576	4 993	4 933
dont réalisé à l'étranger	*3 897*	*4 251*	*4 191*

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour le 2ème Trimestre 2002, à 4,58 milliards d'euros contre 4,93 milliards d'euros pour la même période de 2001. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), la dimunution à périmètre et taux de change constants est de – 8,4%.

A structure comparable, le chiffre d'affaires consolidé réalisé à l'étranger passe de 84,9 % du chiffre d'affaires total pour le 2ème Trimestre 2001 à 85,2 % pour la même période en 2002.

ooOoo

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
AVOCATS A LA COUR
68, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS
TEL: +33 (0) 1 55 27 11 00
FAX: +33 (0) 1 55 27 11 99

AVOCATS A LA COUR
ASSOCIÉS
PIERRE SERVAN-SCHREIBER
CHRISTOPHER L. BAKER

COUNSEL
PASCAL BINE
BEATRICE LABBOZ
LAURENCE MITROVIC

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
SINGAPORE
SYDNEY
TOKYO
TORONTO

May 22, 2002

BY COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

Re: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A., we submit to you, pursuant to Rule 12g3-2(b), the financial statements for Schneider Electric S.A. at the parent company level and at the consolidated group level for the year ended December 31, 2001, the 2002 first quarter financial report for Schneider Electric S.A. which Schneider Electric S.A. has made public.

At a constant scope of consolidation, Schneider Electric's consolidated revenues for the quarter ended March 31, 2002 were €2.25 billion, as compared with consolidated revenues of €2.42 billion for the same period in the prior year. For Schneider Electric Industries S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), revenues fell 8.9% at constant exchange rates and a constant scope of consolidation. At a constant scope of consolidation, revenues from activities outside of France fell to 84.3% in the first quarter of 2002 of the Group's consolidated revenues, as compared with €85.1% during the same period in 2001.

If you have any questions with respect to this matter, please do not hesitate to call me.

Yours faithfully,

Eden Quainton

Enc.

Schneider Electric

Finances, Contrôle de Gestion & Juridique
Direction Comptabilités Groupe

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

68 rue du Faubourg Saint-Honoré

75008 PARIS

le 24 Avril 2002
v.ref.
n.ref. pp / drg
tel 01 41 29 88 90
fax 01 41 29 88 16

objet Chiffre d'Affaires – 1er Trimestre 2002

A l'attention de M. Christopher L. Baker

Monsieur,

Nous avons le plaisir de vous communiquer le texte relatif au chiffre d'affaires pour le 1er Trimestre 2002 que nous adressons ce jour au Balo et la COB.

Nous vous en souhaitons bonne réception et vous prions d'agréer, Monsieur, l'expression de nos meilleurs sentiments.

Patrick Petit

P.J.

Schneider Electric

07/02/01 14:01

SCHNEIDER ELECTRIC SA
Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE
POUR LE PREMIER TRIMESTRE 2002
(en millions d'euros)

	2002	2001 (à périmètre comparable)	2001
Premier trimestre	2 247	2 452	2 417
dont réalisé à l'étranger	*1 913*	*2 070*	*2 038*
	.85136	.744	

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour le 1er Trimestre 2002, à 2,25 milliards d'euros contre 2,42 milliards d'euros pour la même période de 2001. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), la diminution à périmètre et taux de change constants est de – 8,9 %.

A structure comparable, le chiffre d'affaires consolidé réalisé à l'étranger passe de 84,3 % du chiffre d'affaires total pour le 1er Trimestre 2001 à 85,1 % pour la même période en 2002.

ooOoo